Exhibit 99

June 21, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Intimation of Board Meeting of HDFC Bank Limited to be held on July 20, 2024

We wish to inform you that a meeting of the Board of Directors of HDFC Bank Limited (“the Bank”) will be held on Saturday, July 20, 2024 to inter-alia consider the unaudited standalone and consolidated financial results for the quarter ending June 30, 2024.

The trading window for dealing in securities of the Bank will remain closed from June 24, 2024 to July 22, 2024 (both days inclusive) for the designated employees, directors, etc. pursuant to the applicable SEBI regulations.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary